Morgan Stanley Managed Futures

DKR I, LLC

Interim Financial Statements

For the Six Months Ended June 30, 2008

(Unaudited)

Morgan Stanley Managed Futures DKR I, LLC

Statements of Financial Condition

	June 30, 2008	December 31, 2007
	$	$
	(Unaudited)
ASSETS
Trading Equity:
Unrestricted cash	4,463,414	5,615,283
Restricted cash	385,376	458,096

Total cash	4,848,790	6,073,379

Net unrealized gain on open contracts (MS&Co.)	58,079	61,099
Net unrealized gain (loss) on open contracts (MSIP)	20,205	(21,903)

Total net unrealized gain on open contracts	78,284	39,196

Total Trading Equity	4,927,074	6,112,575
Interest receivable (MS&Co.)	6,670	16,667

Total Assets	4,933,744	6,129,242

LIABILITIES AND MEMBERS’ CAPITAL

LIABILITIES
Accrued incentive fees	46,216	1,267
Options written (premiums received $38,930 and $59,818, respectively)	31,891	75,542
Accrued management fees	8,007	9,929
Accrued administrative fees	1,401	1,738

Total Liabilities	87,515	88,476

MEMBERS’ CAPITAL
Managing Member	—	3,728,997
Non-Managing Members	4,846,229	2,311,769

Total Members’ Capital	4,846,229	6,040,766

Total Liabilities and Members’ Capital	4,933,744	6,129,242

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Managed Futures DKR I, LLC

Statements of Operations (Unaudited)

	For the Three Months Ended June 30, 2008	For the Six Months Ended June 30, 2008
	$	$
INVESTMENT INCOME
Interest income (MS&Co.)	18,255	54,062

EXPENSES
Incentive fees	43,162	152,841
Management fees	22,578	55,315
Brokerage fees	9,450	17,491
Administrative fees	3,951	9,680

Total Expenses	79,141	235,327

NET INVESTMENT LOSS	(60,886)	(181,265)

TRADING RESULTS
Trading profit:
Realized	211,102	800,111
Net change in unrealized	55,957	61,851

Total Trading Results	267,059	861,962

NET INCOME	206,173	680,697

NET INCOME ALLOCATION
Managing Member	—	276,240
Non-Managing Members	206,173	404,457

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Managed Futures DKR I, LLC

Statements of Changes in Members’ Capital

For the Six Months Ended June 30, 2008 (Unaudited) and for the Period

From August 1, 2007 (commencement of operations) to December 31, 2007

	Managing Member	Non-Managing Members	Total
	$	$	$
Members’ Capital, Initial Contribution, August 1, 2007	4,110,000	908,292	5,018,292
Capital Contributions	—	1,373,817	1,373,817
Net Income	43,997	29,660	73,657
Capital Withdrawals	(425,000)	—	(425,000)

Members’ Capital, December 31, 2007	3,728,997	2,311,769	6,040,766

Members’ Capital, December 31, 2007	3,728,997	2,311,769	6,040,766
Capital Contributions	—	2,130,003	2,130,003
Net Income	276,240	404,457	680,697
Capital Withdrawals	(4,005,237)	—	(4,005,237)

Members’ Capital, June 30, 2008	—	4,846,229	4,846,229

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Managed Futures DKR I, LLC

Statement of Cash Flows (Unaudited)

For the Six Months Ended June 30, 2008
$
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	680,697
Noncash item included in net income:
Net change in unrealized	(61,851)

Decrease in operating assets:
Restricted cash	72,720
Interest receivable (MS&Co.)	9,997

Increase (decrease) in operating liabilities:
Accrued incentive fees	44,949
Premiums received for options written	(20,888)
Accrued management fees	(1,922)
Accrued administrative fees	(337)

Net cash provided by operating activities	723,365

CASH FLOWS FROM FINANCING ACTIVITIES

Capital contributions	2,130,003
Capital withdrawals	(4,005,237)

Net cash used for financing activities	(1,875,234)

Net decrease in unrestricted cash	(1,151,869)

Unrestricted cash at beginning of period	5,615,283

Unrestricted cash at end of period	4,463,414

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Managed Futures DKR I, LLC

Condensed Schedules of Investments

June 30, 2008 (Unaudited) and December 31, 2007

Futures and Forward Contracts	Long Unrealized Gain/(Loss)	Percentage of Members’ Capital	Short Unrealized Gain/(Loss)	Percentage of Members’ Capital	Net Unrealized Gain/(Loss)
	$	%	$	%	$
June 30, 2008, Members’ Capital: $4,846,229
Commodity	41,869	0.86	12,360	0.25	54,229
Equity	(6,412)	(0.13)	5,765	0.12	(647)
Foreign currency	33,148	0.69	(14,111)	(0.29)	19,037
Interest rate	—	—	(4,045)	(0.08)	(4,045)

Grand Total:	68,605	1.42	(31)	—	68,574

Unrealized Currency Gain					9,710

Total Net Unrealized Gain					78,284

	Fair Value	Percentage of Members’ Capital
	$	%
Options purchased on Futures Contracts	—	—
Options purchased on Forward Contracts	—	—
Options written on Futures Contracts	—	—
Options written on Forward Contracts	(31,891)	(0.66)

December 31, 2007, Members’ Capital: $6,040,766

Commodity	106,821	1.77	(2,008)	(0.03)	104,813
Equity	—	—	(2,612)	(0.04)	(2,612)
Foreign currency	(21,946)	(0.36)	(36,986)	(0.62)	(58,932)
Interest rate	(6,312)	(0.11)	(1,315)	(0.02)	(7,627)

Grand Total:	78,563	1.30	(42,921)	(0.71)	35,642

Unrealized Currency Gain					3,554

Total Net Unrealized Gain					39,196

	Fair Value	Percentage of Members’ Capital
	$	%
Options purchased on Futures Contracts	—	—
Options purchased on Forward Contracts	—	—
Options written on Futures Contracts	—	—
Options written on Forward Contracts	(75,542)	(1.25)

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Managed Futures DKR I, LLC

Notes to Financial Statements

June 30, 2008 (Unaudited)

1. Summary of Significant Accounting Policies

The unaudited financial statements contained herein include, in the opinion of management, all adjustments necessary for a fair presentation of the results of operations and financial condition of Morgan Stanley Managed Futures DKR I, LLC (the “Trading Company”). The financial statements and condensed notes herein should be read in conjunction with the Trading Company’s December 31, 2007 Annual Report.

Organization – Morgan Stanley Managed Futures DKR I, LLC was formed on March 26, 2007, as a Delaware limited liability company under the Delaware Limited Liability Company Act (the “Act”), to facilitate investments by Morgan Stanley managed futures funds. The Trading Company commenced operations on August 1, 2007. Demeter Management Corporation (“Demeter”) is the Managing Member and the trading manager of the Trading Company. Demeter has retained DKR Fusion Management L.P. (“DKR” or the “Trading Advisor”) to engage in the speculative trading of futures contracts, options on futures and forward contracts, and forward contracts on physical commodities and other commodities interests, including, but not limited to, foreign currencies, financial instruments, mortgage-backed securities, and money market instruments (collectively, “Futures Interests”) on behalf of the Trading Company. Each member invests its assets in the Trading Company, which allocates substantially all of its assets in the trading program of DKR, an unaffiliated Trading Advisor, to make investment decisions for the Trading Company. As of June 30, 2008, Morgan Stanley Managed Futures LV, L.P. (a Delaware Limited Partnership) (the “Member”) was the only member of the Trading Company.

The Trading Company may buy or write put and call options through listed exchanges and the over-the-counter market. The buyer has the right to purchase (in the case of a call option) or sell (in the case of a put option) a specific quantity of a specific Futures Interest or underlying asset at a specified price prior to or on a specified expiration date. The writer of an option is exposed to the risk of loss if the market price of the underlying asset declines (in the case of a put option) or increases (in the case of a call option). The writer of an option can never profit by more than the premium paid by the buyer but can lose an unlimited amount.

Premiums received/paid from writing/purchasing options are recorded as liabilities/assets on the Statements of Financial Condition and are subsequently adjusted to current values. The difference between the current value of an option and the premium received/paid is treated as an unrealized gain or loss.

The commodity brokers for the Trading Company are Morgan Stanley & Co. Incorporated (“MS&Co.”) and Morgan Stanley & Co. International plc (“MSIP”). MS&Co. also acts as the counterparty on all trading of the foreign currency forward contracts. Morgan Stanley Capital Group Inc. (“MSCG”) acts as the counterparty on all trading of the options on foreign currency forward contracts. MS&Co. and its affiliates act as the custodians of the Trading Company’s assets. Demeter, MS&Co., MSIP, and MSCG are wholly-owned subsidiaries of Morgan Stanley.

Use of Estimates – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and

Morgan Stanley Managed Futures DKR I, LLC

Notes to Financial Statements (continued)

assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Revenue Recognition – Futures Interests are open commitments until settlement date, at which time they are realized. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the net change in unrealized on open contracts from one period to the next on the Statements of Operations. Monthly, MS&Co. credits the Trading Company with interest income on 100% of its average daily funds held at MS&Co. Assets deposited with MS&Co. as margin will be credited with interest income at a rate approximately equivalent to what MS&Co. pays other customers on such assets deposited as margin. Assets not deposited as margin with MS&Co. will be credited with interest income at the rate equal to the monthly average of the 4-week U.S. Treasury bill discount rate less 0.15% during such month.

The Trading Company’s functional currency is the U.S. dollar; however, the Trading Company may transact business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the Statements of Financial Condition. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reported in income currently.

Trading Company Members’ Capital – The Members’ Capital of the Trading Company is equal to the total assets of the Trading Company (including, but not limited to, all cash and cash equivalents, accrued interest and amortization of original issue discount, and the market value of all open Futures Interests contract positions and other assets) less all liabilities of the Trading Company (including, but not limited to, brokerage fees that would be payable upon the closing of open Futures Interests positions, management fees, incentive fees, and extraordinary expenses), determined in accordance with generally accepted accounting principles.

Trading Equity – The Trading Company’s asset “Trading Equity,” reflected on the Statements of Financial Condition, consists of (a) cash on deposit with MS&Co. and MSIP to be used as margin for trading; (b) net unrealized gains or losses on futures and forward contracts, which are valued at market and calculated as the difference between original contract value and market value; and, if any, (c) options purchased at fair value. Options written at fair value are recorded in Liabilities.

The Trading Company, in its normal course of business, enters into various contracts with MS&Co. and MSIP acting as its commodity brokers. Pursuant to brokerage agreements with MS&Co. and MSIP, to the extent that such trading results in unrealized gains or losses, these amounts are offset and reported on a net basis on the Trading Company’s Statements of Financial Condition.

The Trading Company has offset its fair value amounts recognized for forward contracts executed with the same counterparty as allowable under the terms of the master netting agreement with MS&Co., as the counterparty on such contracts. The Trading Company has consistently applied its right to offset.

Morgan Stanley Managed Futures DKR I, LLC

Notes to Financial Statements (continued)

Restricted and Unrestricted Cash – The Trading Company’s cash is on deposit with MS&Co. and MSIP in futures interests trading accounts to meet margin requirements as needed. As reflected on the Trading Company’s Statements of Financial Condition, restricted cash equals the cash portion of assets on deposit to meet margin requirements plus the cash required to offset unrealized losses on foreign currency forwards and options and offset losses on offsetting London Metal Exchange positions. All of these amounts are maintained separately. Cash that is not classified as restricted cash is therefore classified as unrestricted cash.

Brokerage Fee – The Trading Company pays brokerage fees to MS&Co. Brokerage fees and transaction costs are accrued on a half-turn basis at 100% of the rates MS&Co. charges retail commodity customers and parties that are not clearinghouse members.

Administrative Fee – The Trading Company pays MS&Co. a monthly fee to cover all administrative and operating expenses (“the Administrative Fee”). The monthly Administrative Fee is equal to  1/12 of 0.35% (a 0.35% annual rate) of the beginning of the month Members’ Capital of the Trading Company.

Capital Contributions – Each Member made an initial capital contribution into the Trading Company. Additional capital contributions by the Members may be made monthly pending Demeter’s approval. Such capital contribution will increase each Member’s pro rata share of the Trading Company’s Members’ capital.

Demeter initially invested capital directly in the Trading Company. As of March 31, 2008, Demeter has redeemed all capital investments in the Trading Company. Demeter’s investment was equal to an amount it deemed necessary for the Trading Advisor to effectively trade its trading program applicable to the Trading Company. Demeter could have redeemed all or a portion of its investment at its sole discretion without notice to the Members once it believed a sufficient amount of assets had been raised from the Members to sustain the Trading Advisor’s trading program. All capital investments by Demeter in the Trading Company participated on the same terms as the investments made by the Members in the Trading Company.

Capital Withdrawals – Each Member may withdraw all or a portion of its capital as of the last business day of the month. The request for withdrawal must be received in writing by Demeter at least three business days prior to the end of such month. Such capital withdrawals will decrease each Member’s pro rata share of the Trading Company’s Members’ Capital. Demeter may require the withdrawal of a capital account under certain circumstances, as defined in the operating agreement.

Distributions – Distributions, other than capital withdrawals, are made on a pro-rata basis at the sole discretion of the Managing Member. No distributions have been made to date. The Managing Member does not intend to make any distributions.

Income Taxes – No provision for income taxes has been made in the accompanying financial statements, as Members are individually responsible for reporting income or loss based upon their pro rata share of the Trading Company’s revenue and expenses for income tax purposes.

Morgan Stanley Managed Futures DKR I, LLC

Notes to Financial Statements (continued)

Dissolution of the Trading Company – The Trading Company shall be dissolved upon the first of the following events to occur:

(1)	The sole determination of Demeter; or

(2)	The written consent of the Members holding not less than a majority interest in capital with or without cause; or

(3)	The occurrence of any other event that causes the dissolution of the limited liability company under the Act.

New Accounting Developments – In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements. FIN 48 became effective for the Trading Company as of August 1, 2007. The Trading Company has determined that the adoption of FIN 48 did not have a material impact on the Trading Company’s financial statements. The Trading Company files U.S. federal and state tax returns. 2007 tax year remains subject to examination by federal and most state tax authorities.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements”. SFAS 157 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels: Level 1 – quoted market prices in active markets for identical assets and liabilities; Level 2 – inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (including quoted prices for similar investments, interest rates, credit risk); and Level 3 – unobservable inputs for the asset or liability (including the Trading Company’s own assumptions used in determining the fair value of investments).

Demeter evaluated the impact of adopting SFAS 157 on the Trading Company’s financial statements. The Trading Company adopted SFAS 157 as of January 1, 2008. Based on its analysis, the effect of applying SFAS 157 to the investments included in the financial statements does not have a material impact on the Trading Company’s financial statements.

The following table summarizes the valuation of the Trading Company’s investments by the above SFAS 157 fair value hierarchy as of June 30, 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Unrealized gain on open contracts	$62,187	$16,097	n/a	$78,284

Liabilities
Options written	—	$31,891	n/a	$31,891

Morgan Stanley Managed Futures DKR I, LLC

Notes to Financial Statements (continued)

2. Trading Advisor

Demeter has retained DKR to make all trading decisions for the Trading Company.

Fees paid to DKR by the Trading Company consist of a management fee and an incentive fee as follows:

Management Fee – The Trading Company pays DKR a monthly management fee based on a percentage of average net assets as described in the advisory agreement among Morgan Stanley Managed Futures DKR I, LLC, Demeter and DKR.

Incentive Fee – The Trading Company pays DKR a quarterly incentive fee equal to 20% of the New Trading Profits earned by each Member. Such fee is accrued on a monthly basis, but is not payable until the end of each calendar quarter.

New Trading Profits represent the amount by which profits from futures, forwards, and options trading exceed losses after management fees, brokerage fees and transaction costs, and administrative fees are deducted. When a Trading Advisor experiences losses with respect to the Members’ Capital as of the end of a calendar month, the Trading Advisor must recover such losses before it is eligible for an incentive fee in the future. Losses are reduced for capital withdrawn from the Trading Company.

3. Financial Instruments

The Trading Company trades Futures Interests. Futures and forwards represent contracts for delayed delivery of an instrument at a specified date and price. Risk arises from changes in the value of these contracts and the potential inability of counterparties to perform under the terms of the contracts. There are numerous factors which may significantly influence the market value of these contracts, including interest rate volatility.

The fair value of exchange-traded contracts is based on the settlement price quoted by the exchange on the day with respect to which fair value is being determined. If an exchange-traded contract could not have been liquidated on such day due to the operation of daily limits or other rules of the exchange, the settlement price shall be the settlement price on the first subsequent day on which the contract could be liquidated. The fair value of off-exchange-traded contracts is based on the fair value quoted by the counterparty.

The exchange-traded contracts are accounted for on a trade-date basis and fair valued on a daily basis. The off-exchange-traded contracts are periodically fair valued.

The Trading Company accounts for its derivative investments in accordance with the provisions of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133”). SFAS No. 133 defines a derivative as a financial instrument or other contract that has all three of the following characteristics:

(1)	One or more underlying notional amounts or payment provisions;

Morgan Stanley Managed Futures DKR I, LLC

Notes to Financial Statements (concluded)

3. Financial Instruments (Cont’d)

(2)	Requires no initial net investment or a smaller initial net investment than would be required relative to changes in market factors;

(3)	Terms require or permit net settlement.

Generally, derivatives include futures, forward, swaps or options contracts, and other financial instruments with similar characteristics such as caps, floors, and collars.

The net unrealized gains (losses) on open contracts, reported as a component of “Trading Equity” on the Statements of Financial Condition, and their longest contract maturities were as follows:

	Net Unrealized Gains/(Losses) on Open Contracts			Longest Maturities
Date	Exchange- Traded	Off- Exchange- Traded	Total	Exchange- Traded	Off- Exchange- Traded
Jun. 30, 2008	$62,187	$16,097	$78,284	Mar. 2009	Sep. 2008

Dec. 31, 2007	$110,398	$(71,202)	$39,196	Sep. 2008	Mar. 2008

4. Investment Risk

The Members’ investments in the Trading Company expose the Members to various types of risks that are associated with the Futures Interests and markets in which the Trading Company invests. The significant types of financial risks which the Trading Company is exposed to are market risk, liquidity risk, and counterparty risk.

The rapid fluctuations in the market prices of the Futures Interests in which the Trading Company invests make the Member’s investment volatile. If DKR incorrectly predicts the direction of prices in the Futures Interests in which it invests, large losses may occur.

Illiquidity in the markets in which the Trading Company invests may cause less favorable trade prices. Although DKR will generally purchase and sell actively traded contracts where last trade price information and quoted prices are readily available, the prices at which a sale or purchase occur may differ from the prices expected because there may be a delay between receiving a quote and executing a trade, particularly in circumstances where a market has limited trading volume and prices are often quoted for relatively limited quantities.

The credit risk on Futures Interests arises from the potential inability of counterparties to perform under the terms of the contracts. The Trading Company has credit risk because MS&Co., MSIP, and/or MSCG act as the futures commission merchants or the counterparties with respect to most of the Trading Company’s assets. The Trading Company’s exposure to credit risk associated with counterparty nonperformance is typically limited to the cash deposits with, or other form of collateral held by, the counterparty.